[letterhead graphic omitted - "N-Viro International Corporation"]

                                                                  March 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4631

ATTN:   Mr. Rufus Decker, Accounting Branch Officer
          and Mr. Jeffrey Gordon, Staff Accountant
Mail Stop 4631

RE:     N-Viro International Corporation
          Form 10-K for the year ended December 31, 2008
               Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
     File No. 0-21802

Dear Mr. Decker and Mr. Gordon:

     This letter is the second and final response to your letter of comments dated December 14, 2009 (the "December Letter") as supplemented by your letter dated January 25, 2010 (the "January Letter") concerning the Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") of N-Viro International Corporation (the "Company" or "N-Viro") and certain comments in the December Letter directed to the Company's quarterly reports on Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 (the "2009 Quarterly Reports"). This letter addresses the 2009 Quarterly Reports.

     The item number below corresponds to the item number in the December Letter. For convenience we have reproduced the text of each comment and provided the Company's response immediately below the text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------
Item 9A(T) - Controls and Procedures
------------------------------------
Evaluation of Disclosure Controls and Procedures
------------------------------------------------
1. Please amend your Form 10-K for the year ended December 31, 2008 AND YOUR SUBSEQUENT FORMS 10-Q to state the conclusions of your principal executive and financial officers regarding whether your disclosure controls and procedures are effective or not effective. See Item 307 of Regulation S-K. Please also remove your disclosure implying that the cost-benefit relationship of possible controls and procedures is part of your effectiveness assessment. While cost-benefit may be a reason a company has disclosure controls and procedures that are not effective, it is not something that should be considered in concluding that disclosure controls and procedures are effective. (Our emphasis.)

     REPLY: The Company previously filed its Amendment No. 1 to its 2008 Annual Report with the SEC in which the Company added language stating the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of its disclosure controls and procedures. The Company also has removed the disclosure implying that the cost-benefit relationship of possible



        3450 W. Central Avenue  -  Suite No. 328  -  Toledo, Ohio  43606
                     P. 419.535.6374    -   F. 419.535.7008
                                [GRAPHIC OMITTED]
                                   nviro.com

United States Securities and Exchange Commission
March 10, 2010
Page 2


controls and procedures is part of the Company's effectiveness assessment. In response to a comment in the January 2010 Letter, the Company also revised its conclusion in Item 9A(T) to state that the disclosure controls and procedures are not effective and discussed the reasons for that conclusion.

     Contemporaneously with this letter the Company is also filing amendments to its 2009 Quarterly Reports in which it has made changes to Item 4T identical to the changes in Item 9A(T) of the 2008 Annual Report except for altered references to the relevant calendar quarter covered by each such amendment.

     The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please write or call the undersigned at (419) 535-6374 ext. 116, or our counsel, Sol V. Slotnik, Esq., whose telephone number is set forth below, with any comments the staff may have with regard to this letter or the amendments. Thank you.

Sincerely yours,

N-Viro International Corporation

By: /s/  James K. McHugh
    --------------------
     James K. McHugh
     Chief Financial Officer


cc:  via e-mail Sol V. Slotnik, Esq.     T. (212) 687-1222
                         F. (212) 986-2399